SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         Barrett Business Services, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    068463108
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                 January 2, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this Statement: |_|

SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 068463108                                           Page 2 of 10 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

        WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            209,380
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             209,380
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       209,380 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.11%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 10 Pages)

SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 068463108                                           Page 3 of 10 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

        WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            87,200
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             87,200
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       87,200 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO


--------------------------------------------------------------------------------

                              (Page 3 of 10 Pages)

SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 068463108                                           Page 4 of 10 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value L.P. I
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3953291



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

        WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            139,520
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             139,520
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       139,520 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.07%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 4 of 10 Pages)

Item 1. Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of Barrett Business Services, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4724 SW Macadam Avenue, Portland, Oregon 97201.

Item 2.  Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

                              (Page 5 of 10 Pages)

       Name                 Number of Shares                  Consideration Paid
       ----                 ----------------                  ------------------
   Partnership                   209,380                       $2,540,678.98
   Partnership-I                 139,520                        1,692,973.65
   Fund                           87,200                        1,058,664.51


     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4.  Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 436,100 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 6.48% of the outstanding Shares of the Issuer, based on the 6,727,423 Shares

                              (Page 6 of 10 Pages)
reported as outstanding on October 31, 1997 in the Issuer's latest Quarterly Report on Form 10-Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

     (c) The entities in the Wynnefield Group made their separate purchases of Shares in the over-the-counter market as follows:


                                                   Number               Price
    Name                    Date                 of Shares            Per Share
    ----                    ----                 ---------            ---------

Partnership           October 21, 1997            76,800              $12.2383

Partnership           October 23, 1997             5,400               11.8507

Partnership           October 28, 1997               600               11.8750

Partnership           November 17, 1997           14,400               12.3646

Partnership           November 26, 1997            8,200               12.1850

Partnership           December 4, 1997`           16,200               12.1875

Partnership           December 11, 1997            2,100               12.0625

Partnership           December 12, 1997            2,400               12.0825

Partnership           December 15, 1997            2,160               12.0440

Partnership           December 17, 1997            7,200               12.2500

Partnership           December 19, 1997            6,000               12.2159

Partnership           December 22, 1997            4,320               12.1944

Partnership           December 23, 1997            2,400               11.9375


                              (Page 7 of 10 Pages)

                                                   Number               Price
    Name                    Date                 of Shares            Per Share
    ----                    ----                 ---------            ---------

Partnership           December 29, 1997            1,800               11.8125

Partnership           December 30, 1997            2,100               11.8125

Partnership           January 2, 1998             57,300               11.9549


Partnership I         October 21,1997             51,200               12.2383

Partnership I         October 23, 1997             3,600               11.8507

Partnership I         October 28, 1997               400               11.8750

Partnership I         November 17, 1997            9,600               12.3646

Partnership I         November 26, 1997            5,400               12.1850

Partnership I         December 4, 1997            10,600               12.1875

Partnership I         December 11, 1997            1,400               12.0625

Partnership I         December 12, 1997            1,600               12.0825

Partnership I         December 15, 1997            1,440               12.0440

Partnership I         December 17, 1997            4,800               12.2500

Partnership I         December 19, 1997            4,000               12.2159

Partnership I         December 22, 1997            2,880               12.1944

Partnership I         December 23, 1997            1,600               11.9375

Partnership I         December 29, 1997            1,200               11.8125

Partnership I         December 30, 1997            1,400               11.8125

Partnership I         January 2, 1998             38,200               11.9549


Fund                  October 21, 1997            32,000               12.2383

Fund                  November 17, 1997            6,000               12.3646

Fund                  November 26, 1997            3,400               12.1858

Fund                  December 4, 1997             8,500               12.1875


                              (Page 8 of 10 Pages)

                                                   Number               Price
    Name                    Date                 of Shares            Per Share
    ----                    ----                 ---------            ---------

Fund                  December 9, 1997             3,000               12.0625

Fund                  December 15, 1997              900               12.0440

Fund                  December 17, 1997            3,000               12.2500

Fund                  December 19, 1997            1,000               12.2159

Fund                  December 22, 1997            1,800               12.1944

Fund                  December 23, 1997            4,000               11.9575

Fund                  January 2, 1998             23,600               11.9549


     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in item 3 of this Statement, but only from such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


                              (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 7, 1998

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                           By: Wynnefield Capital Management, LLC,
                               General Partner

                           By: /s/ Joshua Landes
                               ------------------------------
                               Joshua Landes, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By: Wynnefield Capital, Inc.

                          By:  /s/ Joshua Landes
                               -----------------------------
                               Joshua Landes, Vice President


                              (Page 10 of 10 Pages)